Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

RECEIVED

2007 MAY -4 A 10: 45



1 May 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

07023241

Industries) PLC

Re: Brambles ~~Limited~~

Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED

MAY 0 9 2007

THOMSON
FINANCIAL

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CW 00027412}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

3 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

RECALL MANAGEMENT CHANGE

Attached is an announcement in relation to the above.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{SLM 00027089}

Brambles

RECALL MANAGEMENT CHANGE

Brambles announced today that Al Trujillo had decided to leave the group after 11 years, including the past five years as President and Chief Executive Officer, Recall.

Elton Potts, currently Chief Operating Officer of Recall, will replace Mr Trujillo in mid-April and will also join the Brambles Executive Committee.

The Chief Executive Officer of Brambles, David Turner, said Mr Trujillo had made a valuable contribution to Brambles over the past decade.

"Al joined us in 1996 as General Manager, Brambles Atlantic Waste Disposal and he served as Group General Manager Recall Australasia before being appointed President of Recall in 2002.

"He has worked tirelessly and with great energy and enthusiasm to grow Recall and position it for further profitable growth. We wish Al all the very best for the future."

Elton Potts joined CHEP USA six years ago. He was Senior Vice President, Asset Management for CHEP USA before being appointed Chief Operating Officer of Recall in December 2006.

Before joining Brambles, Mr Potts held various operations and finance roles with Owens-Corning and Newell Rubbermaid. He holds a degree in Financial Management from Clemson University and an MBA from Capital University.

For further information please contact:

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)407 436 711 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

UK

Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291

Brambles is globally headquartered in Australia

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027091}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day		Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX LSE **Total**	97,079,007 835,378 **97,914,385**	1,339,275 8,822 **1,348,097**
4	Total consideration paid or payable for the shares	ASX LSE	$1,290,612,877 £4,613,561	$18,098,561 £48,938

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
	ASX	**LSE**	**ASX**	**LSE**
5 If buy-back is an on-market buy-back				
highest price paid:	$13.87	£5.6000	highest price paid: $13.59	£5.5500
date:	23-Feb-07	26-Mar-07		
lowest price paid:	$12.68	£5.3400	lowest price paid: $13.47	£5.5450
date:	11-Dec-06	14-Mar-07		
			highest price allowed under rule 7.33: $14.21	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 3/4/07
            Company secretary

Print name: Craig van der Laan de Vries



ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 April 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 45,659 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027093}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,659
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00027093}

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	4,800 @ $4.74 per share 13,090 @ $5.63 per share 935 @ $6.09 per share 6,410 @ $8.20 per share 20,424 @ $10.41 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	3 April 2007

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,459,033,160	Ordinary fully paid shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,525,865	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	

39	Class of securities for which quotation is sought	

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	⁺Class

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the
+securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action
        or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or
        document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.
        We acknowledge that ASX is relying on the information and documents. We warrant that
        they are (will be) true and complete.

Sign here: ....   Date: 3 April 2007
                (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

4 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027103}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1   Type of buy-back

On-market

2   Date Appendix 3C was given to ASX

1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	**Previous day**
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX 98,418,282 LSE 844,200 **Total 99,262,482**	2,154,785 60,789 **2,215,574**
4 Total consideration paid or payable for the shares	ASX $1,308,711,438 LSE £4,662,499	$29,066,972 £335,918

	Before previous day			Previous day		

		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.6000	highest price paid:	$13.56	£5.5550
	date:	23-Feb-07	26-Mar-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.41	£5.5200
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:		$14.17

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 4/4/07
                  Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

5 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027114}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1 Type of buy-back

On-market

2 Date Appendix 3C was given to ASX

1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day		Previous day
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX LSE **Total**	100,573,067 904,989 **101,478,056**	1,758,662 53,449 **1,812,111**
4 Total consideration paid or payable for the shares	ASX LSE	$1,337,778,410 £4,998,418	$23,968,101 £296,721

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
	ASX	LSE	ASX	LSE

5	If buy-back is an on-market buy-back		

	ASX	LSE		ASX	LSE
highest price paid:	$13.87	£5.6000	highest price paid:	$13.66	£5.5600
date:	23-Feb-07	26-Mar-07			
lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.56	£5.5400
date:	11-Dec-06	14-Mar-07			
			highest price allowed under rule 7.33:	$14.18	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 5/4/07
                    Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

LODGEMENT OF CHANGE TO COMPANY DETAILS

Please find attached a Change to company details form 484 advising of the cancellation of 6,810,885 Brambles Limited shares pursuant to the buy-back of shares carried out on the ASX and LSE on the following dates:

21 March 2007	11,082
22 March 2007	1,946,162
22 March 2007	20,442
23 March 2007	4,833,199

This form was lodged with ASIC on 3 April 2007.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{LJC 00027121}

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name

BRAMBLES LIMITED

ACN/ABN

118 896 021

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name

BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)

18209

Telephone number

02   9256 5225

Postal address

GPO BOX 4173

SYDNEY NSW 2001

Total number of pages including this cover sheet

4

Please provide an estimate of the time taken to complete this form.

[   ] hrs [   ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name

CRAIG VAN DER LAAN DE VRIES

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

3	0	/	0	3	/	0	7
[D	D]		[M	M]		[Y	Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone   03 5177 3988
Email   info.enquiries@asic.gov.au
Web   www.asic.gov.au

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation

Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

☐ Redeemed out of profits

☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

☐ Single shareholder company

☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

☐ Minimum holding buy-back by listed company

☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

☐ Under section 651C, 724(2), 737 or 738

☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	11,082	147,989.16
ORD	1,946,162	26,343,248.83
ORD	20,442	277,516.90
ORD	4,833,199	65,579,260.63

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

2 7 / 0 3 / 0 7
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐

[D   D] [M   M] [Y   Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D   D] [M   M] [Y   Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

5 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

LODGEMENT OF CHANGE TO COMPANY DETAILS

Please find attached a Change to company details form 484 advising of the cancellation of 11,120,880 Brambles Limited shares pursuant to the buy-back of shares carried out on the ASX on the following dates:

15 March 2007	1,765,125
16 March 2007	2,279,807
19 March 2007	1,664,588
20 March 2007	2,208,357
21 March 2007	3,203,003

This form was lodged with ASIC on 3 April 2007.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{LJC 00027123}

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02   9256 5225

Postal address
GPO BOX 4173

SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
☐ hrs ☐ mins

Signature
This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 8 / 0 3 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone   03 5177 3988
Email   info.enquiries@asic.gov.au
Web   www.asic.gov.au

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

☐ Redeemed out of profits

☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

☐ Single shareholder company

☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

☐ Minimum holding buy-back by listed company

☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

☐ Under section 651C, 724(2), 737 or 738

☐ Under section 1325A (court order)

☐ Other
   Description
   [   ]

   Give section reference
   [   ]

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1,765,125	$23,614,548.30
ORD	2,279,807	$30,415,589.13
ORD	1,664,588	$22,382,216.71
ORD	2,208,357	$29,729,564.44
ORD	3,203,003	$43,243,743.50

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

2	0	/	0	3	/	0	7
[D	D]		[M	M]		[Y	Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D   D] [M   M] [Y   Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D   D] [M   M] [Y   Y]
☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

LODGEMENT OF CHANGE TO COMPANY DETAILS

Please find attached a Change to company details form 484 advising of the cancellation of 322,502 Brambles Limited shares pursuant to the buy-back of shares carried out on the LSE on the following dates:

12 March 2007	44,000
13 March 2007	6,164
14 March 2007	18,563
15 March 2007	23,353
20 March 2007	230,422

This form was lodged with ASIC on 3 April 2007.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02   9256 5225

Postal address
GPO BOX 4173

SYDNEY NSW 2001

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
☐ hrs ☐ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG VAN DER LAAN DE VRIES

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
| 3 | 0 | / | 0 | 3 | / | 0 | 7 |
| [D | D] | | [M | M] | | [Y | Y] |

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone   03 5177 3988
Email   info.enquiries@asic.gov.au
Web   www.asic.gov.au

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

☐ Redeemed out of profits

☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

☐ Single shareholder company

☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

☐ Minimum holding buy-back by listed company

☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

☐ Under section 651C, 724(2), 737 or 738

☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	44,000	589,027.00
ORD	6,164	82,936.64
ORD	18,563	244,006.42
ORD	23,353	311,717.43
ORD	230,422	3,102,990.93

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

1 9 / 0 3 / 0 7
[D D] [M M] [Y Y]

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D   D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D   D] [M M] [Y Y]
☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No



Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

10 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027134}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1   Type of buy-back

On-market

2   Date Appendix 3C was given to ASX

1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day		**Previous day**
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX LSE **Total**	102,331,729 958,438 **103,290,167**	908,064 46,582 **954,646**
4 Total consideration paid or payable for the shares	ASX LSE	$1,361,746,511 £5,295,138	$12,331,237 £261,006

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.6000	highest price paid:	$13.62	£5.6200
	date:	23-Feb-07	26-Mar-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.52	£5.5550
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$14.23	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 10/4/07
              Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

11 April 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 81,500 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027189}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	81,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00027189}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	32,203 @ $4.32 per share 32,203 @ $3.59 per share 17,094 @ $0 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 April 2007

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		1,453,520,825	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,443,324	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

           Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 11 April 2007
                    (Company secretary)

Print name: Craig van der Laan de Vries

                            == == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

11 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027156}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1 Type of buy-back

On-market

2 Date Appendix 3C was given to ASX

1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day		Previous day
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX LSE **Total**	103,239,793 1,005,020 **104,244,813**	1,023,333 41,316 **1,064,649**
4 Total consideration paid or payable for the shares	ASX LSE	$1,374,077,747 £5,556,144	$13,960,411 £236,653

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
	ASX	**LSE**	**ASX**	**LSE**

5 If buy-back is an on-market buy-back

	Before previous day		Previous day	
	ASX	LSE	ASX	LSE
highest price paid:	$13.87	£5.6200	$13.70	£5.7400
date:	23-Feb-07	5-Apr-07		
lowest price paid:	$12.68	£5.3400	$13.55	£5.6900
date:	11-Dec-06	14-Mar-07		
highest price allowed under rule 7.33:			$14.25	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 11/4/07
              Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

12 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027208}

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1   Type of buy-back

On-market

2   Date Appendix 3C was given
     to ASX

1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day		**Previous day**
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX LSE **Total**	104,263,126 1,046,336 105,309,462	1,484,984 17,271 1,502,255
4 Total consideration paid or payable for the shares	ASX LSE	$1,388,038,159 £5,792,797	$20,354,379 £98,218

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
	ASX	LSE	ASX	LSE

5	If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid: $13.77 £5.6950
		date:	23-Feb-07	10-Apr-07	
		lowest price paid:	$12.68	£5.3400	lowest price paid: $13.68 £5.6650
		date:	11-Dec-06	14-Mar-07	highest price allowed under rule 7.33: $14.27

Before previous day:

	ASX	LSE
highest price paid:	$13.87	£5.7400
date:	23-Feb-07	10-Apr-07
lowest price paid:	$12.68	£5.3400
date:	11-Dec-06	14-Mar-07

Previous day:

	ASX	LSE
highest price paid:	$13.77	£5.6950
lowest price paid:	$13.68	£5.6650
highest price allowed under rule 7.33:	$14.27	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 12/4/07
              Company secretary

Print name: Craig van der Laan de Vries

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



13 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027223}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day		**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX LSE **Total**	105,748,110 1,063,607 **106,811,717**	1,431,830 8,359 **1,440,189**
4	Total consideration paid or payable for the shares	ASX LSE	$1,408,392,537 £5,891,015	$19,563,523 £47,725

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.71	£5.7100
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.56	£5.7050
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$14.32	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 13/4/07
              Company secretary

Print name: Craig van der Laan de Vries

Brambles

16 April 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 340,200 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the Brambles Executive Share Option and Performance Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027249}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	340,200

3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	266,048 @ $5.31 per share 74,152 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the Brambles Executive Share Option and Peformance Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 April 2007

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		1,450,038,457	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,069,615	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
(*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

         If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

         Example: In the case of restricted securities, end of restriction period

         (if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 16 April 2007
              (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

16 April 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 28,311 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027234}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	28,311

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

·

{SLM 00027234}

+ See chapter 19 for defined terms.

1/1/2003

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	800 @ $4.74 per share 9,350 @ $5.63 per share 5,453 @ $7.68 per share 3,846 @ $8.20 per share 8,862 @ $10.41 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	16 April 2007

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,449,698,257	Ordinary fully paid shares

Number	+Class
	Employee options and
9 Number and +class of all	performance share
+securities not quoted on ASX	awards with respect to
(*including* the securities in clause	BXB shares, with
2 if applicable) 26,409,815	various exercise and
	expiry dates

10   Dividend policy (in the case of a
      trust, distribution policy) on the
      increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval
      required?

12   Is the issue renounceable or non-
      renounceable?

13   Ratio in which the +securities will
      be offered

14   +Class of +securities to which the
      offer relates

15   +Record date to determine
      entitlements

16   Will holdings on different registers
      (or subregisters) be aggregated for
      calculating entitlements?

17   Policy for deciding entitlements in
      relation to fractions

18   Names of countries in which the
      entity has +security holders who
      will not be sent new issue
      documents

      Note: Security holders must be told how their
      entitlements are to be dealt with.

      Cross reference: rule 7.7.

19   Closing date for receipt of
      acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do $^+$security holders dispose of their entitlements (except by sale through a broker)?	

33	$^+$Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the $^+$securities are $^+$equity securities, the names of the 20 largest holders of the additional $^+$securities, and the number and percentage of additional $^+$securities held by those holders

36   ☐   If the $^+$securities are $^+$equity securities, a distribution schedule of the additional $^+$securities setting out the number of holders in the categories
     1 - 1,000
     1,001 - 5,000
     5,001 - 10,000
     10,001 - 100,000
     100,001 and over

37   ☐   A copy of any trust deed for the additional $^+$securities

Entities that have ticked box 34(b)

38	Number of securities for which †quotation is sought	

39	Class of †securities for which quotation is sought	

40 Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and †class of all †securities quoted on ASX (*including* the securities in clause 38)

Number	†Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 16 April 2007
                  (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

16 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027223}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1 Type of buy-back

On-market

2 Date Appendix 3C was given to ASX

1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX 107,179,940 LSE 1,071,966 **Total 108,251,906**	1,968,477 1,413 **1,969,890**
4 Total consideration paid or payable for the shares	ASX $1,427,956,060 LSE £5,938,741	$26,791,563 £8,019

+ See chapter 19 for defined terms.

	Before previous day				Previous day		

	ASX	LSE			ASX	LSE
5 If buy-back is an on-market buy-back						
highest price paid:	$13.87	£5.7400		highest price paid:	$13.75	£5.6750
date:	23-Feb-07	10-Apr-07				
lowest price paid:	$12.68	£5.3400		lowest price paid:	$13.51	£5.6750
date:	11-Dec-06	14-Mar-07				
				highest price allowed under rule 7.33:	$14.34	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 16/4/07
          Company secretary

Print name: Craig van der Laan de Vries

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

RECEIVED



17 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027260}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1 Type of buy-back

> On-market

2 Date Appendix 3C was given to ASX

> 1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day		Previous day
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX LSE **Total**	109,148,417 1,073,379 **110,221,796**	2,649,344 0 **2,649,344**
4 Total consideration paid or payable for the shares	ASX LSE	$1,454,747,623 £5,946,760	$36,283,561 £0

+ See chapter 19 for defined terms.

	Before previous day		Previous day	

		ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.76	na
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.65	na
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$14.34	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 17/4/07
              Company secretary

Print name: Craig van der Laan de Vries

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

RECEIVED

Brambles

18 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX 111,797,761 LSE 1,073,379 **Total 112,871,140**	2,500,085 0 **2,500,085**
4	Total consideration paid or payable for the shares	ASX $1,491,031,183 LSE £5,946,760	$34,120,660 £0

	Before previous day		**Previous day**	

		ASX	LSE		ASX	LSE
5	If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.70	na
		date:	23-Feb-07	10-Apr-07			
		lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.58	na
		date:	11-Dec-06	14-Mar-07			
					highest price allowed under rule 7.33:	$14.37	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 18/4/07

      Company secretary

Print name: Craig van der Laan de Vries

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

19 April 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

NOTIFICATION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES

Attached is a notification of transactions by "persons discharging managerial responsibilities" and their connected persons, in the shares of Brambles Limited. "Persons discharging managerial responsibilities" include senior executives of the issuer (ie not only Directors) who have regular access to inside information relating, directly or indirectly, to the issuer, and have power to make managerial decisions affecting the future development and business prospects of the issuer.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027293}

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

THOMAS F. BROWN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BRAMBLES LIMITED

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

VESTING AND EXERCISE OF OPTIONS AND PERFORMANCE SHARE RIGHTS

9. Number of shares, debentures or financial instruments relating to shares acquired

340,200 ORDINARY SHARES IN BRAMBLES LIMITED

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.024% OF THE ISSUED ORDINARY SHARES IN BRAMBLES LIMITED

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

NIL

14. Date and place of transaction

MONDAY 16th APRIL 2007, SYDNEY

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING OF 345,200 ORDINARY SHARES IN BRAMBLES LIMITED, REPRESENTING 0.024% OF THE ISSUED ORDINARY SHARES IN BRAMBLES LIMITED

16. Date issuer informed of transaction

MONDAY 16TH APRIL 2007, SYDNEY

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

SALLY MULLIGAN, 61 2 9256 5239

Name and signature of duly authorised officer of issuer responsible for making notification

**CRAIG VAN DER LAAN DE VRIES
COMPANY SECRETARY**

Date of notification: THURSDAY 19TH APRIL 2007

END

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027281}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1   Type of buy-back

> On-market

2   Date Appendix 3C was given to ASX

> 1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX 114,297,846 LSE 1,073,379 **Total** **115,371,225**	1,971,773 0 **1,971,773**
4	Total consideration paid or payable for the shares	ASX $1,525,151,844 LSE £5,946,760	$27,057,852 £0

+ See chapter 19 for defined terms.

	Before previous day		Previous day	

		ASX	LSE		ASX	LSE
5	If buy-back is an on-market buy-back					
	highest price paid:	$13.87	£5.7400	highest price paid:	$13.77	na
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.69	na
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:		$14.34

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 19/4/07

                Company secretary

Print name: Craig van der Laan de Vries

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

19 April 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 30,080 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027291}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,080

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00027291}

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Ordinary Fully Paid Shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

30,080

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	30,080 @ $10.41 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	20 April 2007

	Number	⁺Class
8 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,445,124,659	Ordinary fully paid shares

Number	+Class
26,039,535	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,039,535	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

| 20 | Names of any underwriters | |

| 21 | Amount of any underwriting fee or commission | |

| 22 | Names of any brokers to the issue | |

| 23 | Fee or commission payable to the broker to the issue | |

| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |

| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |

| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |

| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |

| 28 | Date rights trading will begin (if applicable) | |

| 29 | Date rights trading will end (if applicable) | |

| 30 | How do +security holders sell their entitlements *in full* through a broker? | |

| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
(*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

32   How do *security holders dispose
      of their entitlements (except by sale
      through a broker)?

33   *Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
      incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

*Tick to indicate you are providing the information or
documents*

35   ☐   If the *securities are *equity securities, the names of the 20 largest holders of the
          additional *securities, and the number and percentage of additional *securities held by
          those holders

36   ☐   If the *securities are *equity securities, a distribution schedule of the additional
          *securities setting out the number of holders in the categories
          1 - 1,000
          1,001 - 5,000
          5,001 - 10,000
          10,001 - 100,000
          100,001 and over

37   ☐   A copy of any trust deed for the additional *securities

Entities that have ticked box 34(b)

38	Number of securities for which $^{+}$quotation is sought	

39	Class of $^{+}$securities for which quotation is sought	

40 Do the $^{+}$securities rank equally in all respects from the date of allotment with an existing $^{+}$class of quoted $^{+}$securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and $^{+}$class of all $^{+}$securities quoted on ASX (*including* the securities in clause 38)

Number	$^{+}$Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action
         or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or
         document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.
         We acknowledge that ASX is relying on the information and documents. We warrant that
         they are (will be) true and complete.

Sign here: ....   Date: 19 April 2007
                  (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



20 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027296}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1 Type of buy-back

On-market

2 Date Appendix 3C was given to ASX

1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX 116,269,619 LSE 1,073,379 **Total 117,342,998**	2,715,438 0 **2,715,438**
4 Total consideration paid or payable for the shares	ASX $1,552,209,696 LSE £5,946,760	$36,842,791 £0

+ See chapter 19 for defined terms.

	Before previous day		**Previous day**	
	ASX	**LSE**	**ASX**	**LSE**

5 If buy-back is an on-market buy-back

	Before previous day ASX	Before previous day LSE	Previous day ASX	Previous day LSE
highest price paid:	$13.87	£5.7400	$13.66	na
date:	23-Feb-07	10-Apr-07		
lowest price paid:	$12.68	£5.3400	$13.48	na
date:	11-Dec-06	14-Mar-07		
highest price allowed under rule 7.33:			$14.34	

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20/4/07
            Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

24 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027330}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX 118,985,057 LSE 1,073,379 **Total 120,058,436**	3,200,000 0 **3,200,000**
4	Total consideration paid or payable for the shares	ASX $1,589,052,487 LSE £5,946,760	$42,639,360 £0

	Before previous day		Previous day	

	ASX	LSE		ASX	LSE
5 If buy-back is an on-market buy-back					
highest price paid:	$13.87	£5.7400	highest price paid:	$13.45	na
date:	23-Feb-07	10-Apr-07			
lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.28	na
date:	11-Dec-06	14-Mar-07			
			highest price allowed under rule 7.33:	$14.24	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 24/4/07
Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



26 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027356}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1   Type of buy-back

On-market

2   Date Appendix 3C was given
    to ASX

1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX 122,185,057 LSE 1,073,379 **Total 123,258,436**	1,107,984 2,345 **1,110,329**
4	Total consideration paid or payable for the shares	ASX $1,631,691,847 LSE £5,946,760	$14,725,883 £12,898

	Before previous day		Previous day	

		ASX	LSE		ASX	LSE
5	If buy-back is an on-market buy-back					
	highest price paid:	$13.87	£5.7400	highest price paid:	$13.38	£5.5000
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.24	£5.5000
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:	$14.16	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 26/4/07
              Company secretary

Print name: Craig van der Laan de Vries

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

26 April 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 6,206 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00027391}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,206
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	6,206 @ $0 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	20 April 2007 .

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,435,284,453	Ordinary fully paid shares

Number	+Class

9   Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

26,000,548 — Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
          1 - 1,000
          1,001 - 5,000
          5,001 - 10,000
          10,001 - 100,000
          100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which $^{+}$quotation is sought

39   Class of $^{+}$securities for which quotation is sought

40   Do the $^{+}$securities rank equally in all respects from the date of allotment with an existing $^{+}$class of quoted $^{+}$securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and $^{+}$class of all $^{+}$securities quoted on ASX (*including* the securities in clause 38)

Number	$^{+}$Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 26 April 2007
                     (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



27 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027393}

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1   Type of buy-back

On-market

2   Date Appendix 3C was given to ASX

1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX 123,293,041 LSE 1,075,724 **Total 124,368,765**	1,410,871 0 **1,410,871**
4 Total consideration paid or payable for the shares	ASX $1,646,417,730 LSE £5,959,657	$18,807,193 £0

+ See chapter 19 for defined terms.

	Before previous day			Previous day		
		ASX	**LSE**		**ASX**	**LSE**
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.39	na
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£0.0000	lowest price paid:	$13.29	na
	date:	11-Dec-06	6-Apr-07			
				highest price allowed under rule 7.33:		$14.10

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

N/A

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 27/4/07
                      Company secretary

Print name: Craig van der Laan de Vries

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

27 April 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 32,028 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	32,028

3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	N/A

4   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

    If the additional securities do not rank equally, please state:
    • the date from which they do
    • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
    • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5   Issue price or consideration

    7,200 @ $4.74 per share
    12,679 @ $5.63 per share
    3,175 @ $6.09 per share
    8,974 @ $8.20 per share

6   Purpose of the issue
    (If issued as consideration for the acquisition of assets, clearly identify those assets)

    Issued pursuant to the terms of the various Brambles Employee Option Plans.

7   Dates of entering +securities into uncertificated holdings or despatch of certificates

    27 April 2007

8   Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,435,316,481	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,968,520	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 27 April 2007
                 (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

27 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED – AMENDED

Attached is an amended Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

The notice lodged earlier today advised an incorrect amount and date for the lowest price paid before the previous day in relation to shares bought back on the LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{EXT 00027393}

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1   Type of buy-back

On-market

2   Date Appendix 3C was given to ASX

1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX 123,293,041 LSE 1,075,724 **Total 124,368,765**	1,410,871 0 **1,410,871**
4	Total consideration paid or payable for the shares	ASX $1,646,417,730 LSE £5,959,657	$18,807,193 £0

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
	ASX	LSE	ASX	LSE

5   If buy-back is an on-market
    buy-back

	Before previous day		Previous day	
	ASX	LSE	ASX	LSE
highest price paid:	$13.87	£5.7400	$13.39	na
date:	23-Feb-07	10-Apr-07		
lowest price paid:	$12.68	£5.3400	$13.29	na
date:	11-Dec-06	14-Mar-07		
highest price allowed under rule 7.33:			$14.10	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an
    intention to buy back a maximum
    number of shares - the remaining
    number of shares to be bought back

N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already
    been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 27/4/07
                Company secretary

Print name: Craig van der Laan de Vries

Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

30 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

ON-MARKET SHARE BUY-BACK BY BRAMBLES LIMITED

Attached is the Daily share-buyback notice relating to the buy-back of shares on the previous business day, carried out on both the ASX and LSE.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1   Type of buy-back

On-market

2   Date Appendix 3C was given to ASX

1-Dec-06

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	ASX 124,703,912 LSE 1,075,724 **Total 125,779,636**	1,226,228 2,247 **1,228,475**
4 Total consideration paid or payable for the shares	ASX $1,665,224,923 LSE £5,959,657	$16,324,160 £12,426

+ See chapter 19 for defined terms.

	Before previous day				Previous day			

		ASX	LSE			ASX	LSE
5 If buy-back is an on-market buy-back	highest price paid:	$13.87	£5.7400	highest price paid:	$13.44	£5.5300
	date:	23-Feb-07	10-Apr-07			
	lowest price paid:	$12.68	£5.3400	lowest price paid:	$13.25	£5.5300
	date:	11-Dec-06	14-Mar-07			
				highest price allowed under rule 7.33:		$14.02	

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	N/A

Compliance statement

1.   The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....   Date: 30/4/07
                       Company secretary

Print name: Craig van der Laan de Vries

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

30 April 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

MICHAEL IHLEIN APPOINTED CHIEF EXECUTIVE OFFICER

Attached is an announcement in relation to the above.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00027410}



MICHAEL IHLEIN APPOINTED CHIEF EXECUTIVE OFFICER

Brambles Limited announced today that Michael Ihlein has been appointed Chief Executive Officer of Brambles, with effect from 1 July 2007.

Mr Ihlein, who has been Chief Financial Officer of Brambles since joining the group in March 2004, will succeed David Turner whose retirement as CEO on 30 June 2007 was announced earlier this year.

The Chairman of Brambles Limited, Don Argus, said that the decision to appoint Mr Ihlein followed an extensive global search, which included the review of internal and external candidates.

"Mike has made an outstanding contribution since joining Brambles in early 2004," Mr Argus said.

"He played a lead role in developing the strategy announced in November 2005 to divest the Group's non-core assets and unify Brambles' dual-listed companies structure. Mike's drive and determination were key factors in the successful implementation of that strategy and the resulting generation of significant shareholder value.

"With his strong commercial and financial acumen and his solid understanding of Brambles' operations, Mike is uniquely positioned to lead Brambles as we build on the foundations which have been laid for the Group's ongoing success."

Mr Ihlein said he was honoured to be appointed Chief Executive Officer of Brambles.

"The restructuring of Brambles allows us to focus on CHEP and Recall, and to build on our recent success to deliver even greater value for shareholders," Mr Ihlein said.

"This success has been driven by the excellence of our people and together we shall continue to pursue our goal of maximising, in a sustainable way, the benefits of Brambles for not only our shareholders, but also our customers, our people and the environments in which we operate.

"Brambles has all the foundations in place to become one of the world's best premium logistics companies. We will achieve this through CHEP as the cornerstone of Brambles, together with the opportunity to achieve significant improvements in Recall."

For further information please contact:

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216
		+61 (0)407 436 711 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255
		+61 (0)439 470 145 (mobile)

UK

Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291

Brambles is globally headquartered in Australia

BACKGROUND INFORMATION

Michael Ihlein – Career history

2004–2007
Chief Financial Officer and Executive Director
Brambles Group

- Lead role in developing and implementing the strategy announced in November 2005 to divest the Group's non-core assets and unify Brambles' dual-listed companies structure in order to be able to focus on CHEP and Recall, resulting in the generation of significant shareholder value
- Responsibility for finance and accounting functions, including treasury, taxation, controllership, corporate audit, risk and insurance, investor relations and financial planning and analysis
- Chairman of Brambles Group Risk Committee
- Member of Brambles Executive Committee

1997–2004
Chief Financial Officer and Executive Director
Coca-Cola Amatil Limited (CCA)
Australia

- Responsibility for finance and accounting functions, comprising controllership, planning and reporting, taxation, risk and insurance, treasury, investor relations, group strategic procurement and, until mid 2001, business information systems
- Responsibility for all acquisition and divestment activities

1995–97
Managing Director, Poland
Coca-Cola Amatil Polska sp.Z.o.o.
Poland

1981–94
Coca-Cola Amatil Limited
Australia

1994–95	Business Development Director
1993–94	Business Development Manager
1989–93	Group Treasurer
1985–89	Treasury Manager
1983–85	Senior Treasury Analyst
1981–83	Financial Analyst

1978–81
WD & HO Wills (Australia) Limited
(subsidiary of Coca-Cola Amatil Limited until 1989)

- Various financial roles

Additional information

- Bachelor of Business Studies (Accounting), University of Technology, Sydney
- Associate of Financial Services Institute of Australia
- Associate Member of the Australian Institute of Company Directors
- Certified Practising Accountant
- Director, Financial Executives International of Australia
- Voted "Most Admired Chief Financial Officer" in Australia in 2005, in survey by *Business Review Weekly*

Mr Ihlein resides in Sydney, Australia. He is married with one adult child.